SANCHEZ™

Empowering the Financial World™

LEADING THE TRANSFORMATION

OF FINANCIAL SERVICES THROUGH VALUE INNOVATION



Arkadi Kuhlman
President & CEO
ING DIRECT USA



Tom Mason
Sr. Vice President & COO
Dan Roderick
Sr. Vice President & CIO
GMAC Bank



Joel Rosenberg
Sr. Vice President
Information Technology Group
Coast Capital Savings

PROVIDING THE TECHNOLOGY SOLUTIONS THAT ***LOWER COSTS, REDUCE RISK AND IMPROVE CUSTOMER MANAGEMENT***

2001 COMPANY HIGHLIGHTS
OUTSOURCING
FINANCIAL REVIEW

2001 ANNUAL REPORT

ABOUT SANCHEZ

Sanchez is a global leader in developing and marketing scalable and integrated software and services solutions that provide banking, brokerage and customer integration for financial institutions. Approximately 350 institutions in 18 countries use Sanchez software. Sanchez solutions are designed to empower financial institutions to accelerate business transformation and achieve a competitive advantage by lowering operating costs, reducing technology risks and improving customer management.

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)

For Years Ended December 31,	2001	2000	1999
Revenues	$ 88,783	$ 68,407	$ 56,407
Earnings (loss) before income taxes	5,559	(8,805)	7,440
Net earnings (loss)	3,879	(6,072)	5,171
Diluted earnings per share	$ .15	$ (0.24)	$ .20
Weighted-average common and diluted shares outstanding	26,324	24,912	26,062

At Year Ended December 31,	2001	2000	1999
Cash and cash equivalents	$ 40,955	$ 39,890	$ 25,404
Working capital	50,301	45,268	35,541
Total assets	98,335	95,320	56,395
Long-term debt, including current portion			83
Shareholders' equity	60,130	55,352	45,438

FINANCIAL HIGHLIGHTS


28.9
44.1
56.4
68.4
88.8
97
98
99
00
01

Revenues
(in millions)


$0.15
$0.29
$0.20
$(0.24)
$0.15
97
98
99
00
01

EPS
(amount
in dollars)


20.6
27.1
35.5
45.3
50.3
97
98
99
00
01

Working Capital
(in millions)


23.2
31.8
45.4
55.4
60.1
97
98
99
00
01

Shareholders' Equity
(in millions)

FEATURES



Cheaper, better, faster — today's IT executives look to Sanchez.



Integrating the customer — a holistic approach to gaining and retaining profitable customers.



Eliminating barriers lowers risk — Sanchez knows how.


SANCHEZ
PAGE 6

Martin Vonk
Head of IT & Operations Support
ING DIRECT, Global

SECTIONS

In 2001, the company returned to profitability after successfully establishing our outsourcing line of business with several of the largest branded financial institutions in North America. During a year in which few software companies in the industry reached 20 percent growth, we grew our top line 30 percent and reached record revenues of $88.8 million.

In addition, processing revenues from our e-PROFILE® outsourcing operation grew 80 percent, hitting $15 million. These were significant accomplishments for our company during a challenging year for the industry.

For 2002, we find financial institutions are looking to re-initiate strategic spending for technology solutions that can increase their profitability. As a result, we have a healthy prospect and sales pipeline that allows us to project moderate double-digit growth for the company during 2002.

To further boost our growth prospects, we have developed an acquisition plan and are actively pursuing acquisition targets. Our intent is to acquire technologies and companies that will supplement our organic growth and help us gain prominence as a value innovator for the financial services industry. Timing is difficult to predict for any particular transaction. Accordingly, we have not factored any acquisition into our projections for the year. We will adjust our projections accordingly as the events occur.

During the year, strong account growth from our existing customers provided license expansion and services revenue that helped offset a temporary trough in new business. In addition, at year-end our e-PROFILE outsourcing solution continued to grow and saw its open account base expand to approximately 440,000 accounts – more than double the accounts we had in January 2001.

We also reduced our reliance on third-party resources for services and replaced them with our own people, which is expected to improve our services margins. We deferred some discretionary expenses, although we maintained our commitment to product development investments. Despite a slowdown in new business, we achieved our planned sales for our new products and established significant new client relationships.

One of those new relationships was with MetLife Bank, which licensed Sanchez' integrated banking technology platform and selected our outsourcing solution to run the bank's technology and operations. The contract with MetLife Bank is one of the most significant pieces of business ever signed by the company. Although this is a major win for the company, the license and implementation revenue falls subject to the Security and Exchange Commission's SAB No. 101 accounting rules. As a result, we will not see the revenue impact of this new relationship until the second half of 2002.

Another significant new client relationship was established as a result of a license scope expansion we received from one of our long-time, third-party partners. The client, a large, yet-to-be-announced North American financial institution, intends to use our integrated banking solution to satisfy a line of business requirement. While all aspects of this multi-phased deal are not signed, we are confident that it will roll forward during 2002 and contribute to revenue growth.

We remain very optimistic about our ability to close new business for the year. During 2001, we increased our investment in our internal sales and marketing and now have a global team of 75 people. In addition, we expanded our value proposition to include more products and services, and we broadened our sales approach to include new market segments.

Some industry and Wall Street analysts forecast a "loosening" of institutional IT budgets as the year unfolds. With new IT purchases, however, financial institutions are expected to place a greater emphasis on rationalizing their costs and determining the return on their technology investment.

To help institutions meet their goals, Sanchez is leveraging a world-class platform of banking applications and more than 21 years of banking domain expertise. We're offering several licensing, outsourcing and implementation options, and we continue to manage and integrate a menu of best-in-class third-party products and service providers through our outsourcing solution. Together, our efforts can provide institutions with innovative infrastructure technologies that create measurable value and enable competitive advantages. We are directing our efforts on delivering solutions, products and services that can:

- significantly lower an institution's ongoing operations and technology costs;
- reduce an institution's technology risk and;
- improve an institution's cross-channel customer management.

With a focus on value innovation, we have targeted to expand in four market segments.

First, we will continue to sell our highly successful, end-to-end, e-PROFILE outsourcing solution for banking. As we move to add more fixed pricing options with our solution, we expect to further reduce the barriers to entry for those institutions looking to offer direct or Internet banking services. In addition, we have begun to offer our outsourcing prospects the option of purchasing licenses for our software products. As we roll through 2002, we expect to add more large, branded institutions and continue to build our processing revenues from our clients' customer account growth on the platform.
(continued on pg. 4)

"WE DEVELOP OUR PRODUCTS AND SERVICES WITH THE INTENTION OF INCREASING OUR CUSTOMERS' OPERATING EFFICIENCY AND THEIR BUSINESS FLEXIBILITY. IT IS OUR GOAL TO TRANSFORM THE FINANCIAL SERVICES INDUSTRY WITH INNOVATIVE TECHNOLOGY AND SERVICES PRACTICES THAT PROVIDE OUR CUSTOMERS A SUBSTANTIAL COMPETITIVE ADVANTAGE."

Frank Sanchez, *Chief Executive Officer*



Michael A. Sanchez
Chairman of the Board
(right)

Frank R. Sanchez
Chief Executive Officer
(left)

(continued from pg. 2)



Joseph F. Waterman
President and Chief Operating Officer
(left)
Todd A. Pittman
Chief Financial Officer
(right)

Our forecast calls for the outsourcing operation to move past break-even and begin to contribute toward earnings growth during the second half of the year.

Second, we will initiate efforts to sell enterprise legacy system swap-outs to mid-tier institutions both domestically and abroad. Increasingly, this option has appeal to mid-tier institutions as they attempt to rid themselves of antiquated technologies that hinder competitiveness, neglect customers and cannot scale to meet growth. Our solution significantly reduces operations and technology costs and provides a managed risk migration strategy that allows a more controlled implementation schedule. A solution sale into this market segment would include most, if not all, of the Sanchez integrated banking platform as well as offerings from other best-in-class, third-party vendors with whom we have established partnerships.

Third, we are offering components of our platform as line of business solutions in retail banking and for mono-line opportunities with the world's largest institutions. This approach permits larger institutions to test our solutions on a limited basis by engaging us to solve an immediate need. Once successful, we can then grow the relationship by offering more of our products and services.

Lastly, we are marketing customer relationship management (CRM) and wealth management enablement solutions to large banks focused on solving customer retention issues and improving profitability within targeted customer groups.

We recently added two Web-enabled technologies that will help leapfrog our internal development efforts in these areas as we integrate those technologies tightly with our banking platform. Together with the introduction of mutual fund processing this past year and the continued development of our front-end, brokerage-servicing project, we provide an attractive banking and brokerage package for wealth management solutions.

All of our market segment strategies are designed to continue to position Sanchez as a partner that provides value as measured through the results provided by our innovative software solutions.

With a wider base of "go-to-market" strategies and an expanded sales and marketing force, Sanchez will be aggressive in its pursuit of new revenue opportunities during 2002. Our efforts will be particularly diligent in North America, Europe and the Asian Pacific Rim.

Within our peer group, which includes traditional core banking software developers, bank outsourcing processors, and Internet banking companies, Sanchez has a unique mix of traditional back-office processing capabilities and front-end delivery and service enablement solutions. We continue to build on this "hybrid" model because it allows us to take a comprehensive approach to solving our clients' business issues. It also continues to reinforce our growing global engineering reputation as the company financial institutions turn to when they need true innovation to transform their businesses.

Michael A. Sanchez
Chairman of the Board

Frank R. Sanchez
Chief Executive Officer

Joseph F. Waterman
President and Chief Operating Officer

Todd A. Pittman
Chief Financial Officer

SANCHEZ HIGHLIGHTS

Patagon.com, a Spanish Internet provider of financial services and backed by one of Spain's leading banks, Banco Santander Central Hispano, begins to implement a Sanchez integrated banking solution, which includes Sanchez Xpress.™

Lloyds TSB Bank plc, one of the 25 largest and most highly rated financial services groups in the world, contributed significant services revenues to Sanchez for implementation and use of Profile® for the bank's overall e-commerce strategy for the UK and continental Europe.

ING DIRECT Italy becomes the fifth ING DIRECT institution to open its virtual banking doors using Sanchez' integrated banking solution.

Perot Systems Corporation and Sanchez enter into a global marketing, sales and consulting services alliance to sell solutions to the world's top financial institutions.

GMAC Bank, a unit of GMAC Financial Services, launches the first phase of its multi-channel bank with Sanchez' e-PROFILE® outsourcing solution.

Sun Microsystems and Sanchez enter into a joint marketing agreement. Sanchez ports the Profile® application to the Solaris™ platform establishing the world's fastest benchmark of 1,900 online transactions per second.

ING's Postbank, one of the largest retail banks in the Netherlands, continued to grow its retail account base and contributed to Sanchez' revenue growth by licensing scope expansion for Profile.®

CMG, a leading global information and communications technology company, signs a strategic consulting services agreement with Sanchez to focus on clients in Europe's Benelux region.

Vysya Bank, one of India's largest and leading private sector banks, goes live with a Sanchez integrated banking solution. Vysya Bank becomes the first institution in India to replace its legacy banking environment with a fully integrated bank branch, ATM and Internet solution.

Sumitomo Mitsui Banking Corporation's Brussels office joins New York and London to become the third office of the world's second largest banking corporation to convert its global corporate banking customer and deposit operation to a Sanchez solution.

MetLife Bank, the nationally chartered bank subsidiary of MetLife Inc., selected to outsource the bank's operations and technology infrastructure under Sanchez' e-PROFILE® solution. The bank licensed several Sanchez products including Profile®, Xpress™, Webclient™ and WebCSR™.

Poland's Górnoslaski Bank Gospodarczy S.A. selects a Sanchez integrated banking solution to replace the institution's retail banking systems.

1Q01 Earnings - Sanchez posts a profit of $.03 per diluted share and establishes record quarterly revenues of $20.3 million for the first quarter.

Inteligo Financial Services S.A. and Bankgesellschaft Berlin (Polska) launch a joint, multi-channel, direct financial services venture in Poland using a Sanchez integrated banking solution.

2Q01 Earnings - Sanchez posts a profit of $0.04 per diluted share and posts record quarterly revenues of $23.6 million for the second quarter.

3Q01 Earnings - Sanchez announces a profit of $0.04 per diluted share and reaches record quarterly revenues of $23.8 million for the third quarter.

YE01 Earnings - Sanchez grew yearly revenues 30 percent to $88.8 million, and posted net earnings of $3.9 million or $0.15 per diluted share for the year ended Dec. 31, 2001. The 2001 earnings per share performance marked a $0.39 increase when compared to 2000's results.

LOWERING ONGOING OPERATIONAL & TECHNOLOGY COST


ING DIRECT



ING Group N.V., a global financial institution of Dutch origin, ranks as one of the world's 20 largest financial institutions. Since July 1997, several financial organizations operating under the ING brand, such as Postbank and InterAdvies, in the Netherlands, ING Bank Hungary, as well as ING DIRECT banks around the world, have implemented Sanchez' Profile® integrated banking solution.

ING continues to build its existing and new businesses and activities into a diversified financial services provider with a strong customer focus. In Europe, the organization is focused on taking advantage of synergies developing a pan-European view for its operations and information technology to increase customer convenience and lower costs.

"OUR VISION IS TO LEAD AMERICANS BACK TO SAVING BY SIMPLIFYING FINANCIAL PRODUCTS. BY MAINTAINING A FOCUS ON HIGH VOLUME, LOW MARGIN, AND COST CONTAINMENT WE CAN CONSISTENTLY OFFER GREAT DEALS TO OUR CUSTOMERS AND OFFER SOME OF THE HIGHEST ANNUAL PERCENTAGE YIELDS IN THE INDUSTRY. SANCHEZ' INTEGRATED BANKING PLATFORM SUPPORTS ING DIRECT USA'S ABILITY TO ACHIEVE SIGNIFICANT ECONOMIES OF SCALE AND OPERATIONAL EFFICIENCIES."

Arkadi Kuhlmann
President & CEO
ING DIRECT USA

AS FINANCIAL INSTITUTIONS COMPETE, THERE IS INCREASED PRESSURE FOR THEM TO DELIVER COMPETITIVE PRODUCTS AND SERVICES THROUGH A VARIETY OF OUTLETS AT LOWER COST. MANY FINANCIAL INSTITUTIONS, HOWEVER, FIND IT DIFFICULT TO REMAIN COMPETITIVE BECAUSE OF INADEQUACIES INHERENT IN THEIR TECHNOLOGY AND OPERATIONAL INFRASTRUCTURES. WITH MARGIN PRESSURE AT AN ALL-TIME HIGH, SANCHEZ OFFERS COMPREHENSIVE IN-HOUSE OR OUTSOURCED TECHNOLOGY SOLUTIONS THAT DIRECTLY SUPPLY COMPETITIVE ADVANTAGES AND CAN DEMONSTRATE A RETURN ON INVESTMENT.

In its role as a value innovator for the industry, Sanchez has developed and implemented solutions that replace antiquated legacy processing systems, and that integrate modern technologies within existing frameworks. Sanchez' core technologies and its domain expertise in integrating banking system infrastructures are focused on fulfilling the industry's return on investment requirement.

As cheaper, better, faster becomes the mantra of today's institutional IT executives, Sanchez responds with enabling, real-time customer integration and account transaction processing that deliver tangible value across an institution's entire back office through to all of its front-end delivery channels. Institutions find this success with Sanchez regardless of whether the solutions are managed in-house or outsourced through Sanchez' growing e-banking and operations solution.

Sanchez tackles each institution's unique business processes and applies a solution that can include a mix of Sanchez' core technology products, in-house systems and best-in-class products and services supplied by other vendors. The aim is to consolidate platforms, vendors, applications and staff to achieve an integrated solution that boosts market competitiveness and shows a measurable return.

Increasingly, when financial institutions evaluate costs and look to measure a return on their overall tech investments, they find infrastructure barriers and operating inefficiencies that corrupt the goal of systems interoperability. As a result, few institutions can validate the success or failure of the operating systems that affect their customers.

Sanchez is positioned to become the only vendor that enables true, "end-to-end" interoperability across the institution's customer enterprise. Either on an in-house or outsourced basis, Sanchez has the software, services, operations, third-party vendor and industry expertise to help institutions lower their costs; retain and grow their customer bases; create innovative and targeted products and move them to market quickly; and develop processing efficiencies and servicing capabilities that help grow margins.

As e-banking technologies continue to play larger roles in "opening" and "integrating" an institution's businesses, Sanchez plans to supply and support these new infrastructures with its software, services and expertise. By optimizing the benefits of existing solutions and delivering on the promise of integration and real-time customer and transaction-based technologies, Sanchez is well-positioned to become the leader in providing the only true end-to-end solutions that lower operational and technology costs for institutions around the world.

Sanchez helped ING take advantage of synergistic opportunities with InterAdvies, an ING institution created after the merger of three banks. The merger left the new institution with a requirement to support a diverse line of banking products under a single processing platform. Today, InterAdvies supports 18 product brands through a large distribution branch and agent network, which services more than 2.3 million customer deposit and loan accounts.

Postbank, one of the largest retail banks in the Netherlands, continues to grow its retail account base by delivering innovative products to market quickly. Using Sanchez' integrated banking solution, Postbank successfully introduced two retail savings products – one tied to the performance of the Amsterdam Stock Exchange and the other a high-yielding Internet savings account.

With ING DIRECT, Sanchez powers direct banks in Canada, Italy, Spain, France and the United States. Worldwide, ING DIRECT has more than 3.0 million customers with total funds entrusted now exceeding EUR 30 billion. In a little more than a year-and-a-half after opening, ING DIRECT USA has more than 375,000 accounts and more than $4.8 billion in total deposits. The aim of ING DIRECT is to become a worldwide retail brand providing transparent banking, insurance and asset management products by telephone, direct mail and the Internet.



"Operating under the ING brand, InterAdvies continues to lead the charge of delivering competitively priced and innovative deposit and credit products to our retail clients. Sanchez' integrated solutions help us take advantage of each institution's product strengths while providing us with a single, cost-efficient processing platform."

Marc van der Ploeg
CEO
InterAdvies



IMPROVING CUSTOMER MANAGEMENT

ČSOB

Československá obchodní banka, a.s. (CSOB), with headquarters in Prague, the Czech Republic, is one of the strongest, most reliable, and most efficient banks in central and eastern Europe. With the acquisition of Investicni a postovni banka a.s.(IPB), the combined entity has been a Sanchez client for nearly a decade and processes more than 2.5 million customer accounts.

During the last two years, the bank expanded its product spectrum and branch network. CSOB's offer to retail clients has received an entirely new dimension. Today, CSOB is a universal bank offering its products and services to a wide range of retail and corporate customers. The bank is a leader in offering new and innovative products that emphasize greater convenience and service to customers throughout the two markets of the Czech and Slovak Republics.



"AS A MARKET LEADER, CSOB CONTINUES TO GROW ITS CUSTOMER BASE BY BUILDING TRUST, PROVIDING COMPETITIVE PRODUCT OFFERINGS AND OFFERING CONVENIENCE. SANCHEZ PROVIDES US WITH SOFTWARE SOLUTIONS THAT SUPPORT OUR EFFORTS TO MAINTAIN A LASER-LIKE CUSTOMER FOCUS."

Pavel Kavanek
CSOB Chairman of the Board of Directors & General Manager

CAPTURING AND RETAINING CUSTOMERS REMAIN AMONG THE TOP CHALLENGES FACED BY FINANCIAL INSTITUTIONS. IN RECENT YEARS, AS INSTITUTIONS HAVE SOUGHT WAYS TO DEEPEN THEIR CUSTOMER RELATIONSHIPS, EFFORTS HAVE FOCUSED ON DEPLOYING CUSTOMER RELATIONSHIP MANAGEMENT (CRM) SYSTEMS. MANY OF THESE SYSTEMS, HOWEVER, ARE INFORMATIONAL IN THEIR APPROACH AND CANNOT BRING THE CYCLE FULL CIRCLE AS THEY FAIL TO INCORPORATE THE CUSTOMER WITH THE INSTITUTION'S BUSINESS FRAMEWORK.

Sanchez solutions place the customer at the center of an integrated financial enterprise. All information – demographic, historical, transactional and behavioral – is available for action anywhere in the organization. By placing the customer first and offering "holistic" information management, Sanchez solutions help lower origination costs and also reduce the overall cost of systems ownership.

By providing a rich set of proven, core processing, integration, transaction and customer technologies, Sanchez solutions incorporate the customer throughout the institution and at every sales and service delivery point. Sanchez solutions unlock proprietary product or business line ownership of customers, which open opportunities for the entire institution to share and deepen relationships. The result significantly reduces the risk of losing customers to competitors and advances the gain of customer wallet share.

Sanchez delivers solutions that help an institution understand overall customer profitability, that help establish priorities and build targeted marketing campaigns, and that help measure the effectiveness of those efforts across customer segments including households, delivery channels, and products.

Sanchez banking solutions offer institutions the opportunity to support their brand promise by optimizing all available delivery channels. Sanchez solutions support the institution's need to configure opportunities as they arise at the point of customer contact. At every contact point, whether it's a branch, an ATM or through the Internet, Sanchez can deliver a full range of customer information, transaction and marketing options.

Sanchez solutions improve an institution's marketing infrastructure as products and services can be tailored to meet individual customer needs at any level and at any contact point in the institution. As a result, barriers limiting cross-sell and up-sell opportunities are removed and the customer's experience is enhanced.

Customer-servicing technologies are integrated within the overall Sanchez banking solution. As a one-source provider that enables "high-touch" customer solutions, Sanchez offers customer integration and management that increases an institution's internal operating efficiencies and better serves its customers.

coastcapital SAVINGS

Coast Capital Savings, a $3.2 billion cooperative banking institution, is Canada's second-largest credit union serving Vancouver and Vancouver Island, British Columbia, Canada. Coast Capital Savings offers a wide variety of financial, banking, investment and insurance products and services, allowing the institution to compete head-to-head with Canada's largest banks.

Nine years ago, Coast Capital Savings selected Sanchez and implemented a Profile® solution to power the credit union's banking systems. Coast Capital Savings' move to a new technology infrastructure was made in support of an institution-wide re-engineering effort, which had objectives focused on achieving top customer satisfaction ratings and obtaining the highest returns on equity.

Immediately after implementing Profile, system capacity issues were resolved. The solution's product customization and flexibility features empowered the institution to develop new products quickly and move them to market ahead of competitors. Profile's open architecture and central customer database enabled Coast Capital Savings to maximize its customer relationships across the institution's entire distribution and delivery channel infrastructure, which includes ATMs, branches, the Internet and call center.


BILLIONAIRES

"SANCHEZ SOFTWARE PROVIDES AN INTEGRATED SYSTEMS INFRASTRUCTURE THAT SUPPORTS OUR BRAND PROMISE TO DELIVER SUPERIOR PRODUCTS AND SERVICES TO OUR CUSTOMERS IN A TIMELY AND CONSISTENT MANNER."

Joel Rosenberg
Sr. Vice President
Information Technology Group
Coast Capital Savings

REDUCING THE RISK OF TECHNOLOGY



Tom Mason
Sr. Vice President & COO
GMAC Bank

Dan Roderick
Sr. Vice President & CIO
GMAC Bank

GMAC Bank

Expect more from someone you know.

GMAC Bank, a unit of GMAC Financial Services, launched in August of 2001. The federally chartered thrift operates a branch in Greenville, Del., a call center and an online banking channel.

The multi-channel bank uses Sanchez' Profile® integrated banking solution and Sanchez' e-PROFILE®, the outsourced, end-to-end e-banking technology and operations solution. GMAC Bank offers checking and savings accounts, certificates of deposit, personal lines of credit, personal loans, online bill pay services and ATM access. Customers can access the bank through the Internet, over the phone to a call center, via mail or through the branch.

The bank serves customers on a nationwide basis and appeals to people who have established loyalties to GM and GMAC Financial Services – auto customers, mortgage holders, employees and retirees – and to virtually anyone who may know GM or GMAC Financial Services from a past or current relationship or their reputation for long term business and financial stability.

"SANCHEZ' e-PROFILE SOLUTION INTEGRATES AND MANAGES THE SUPPLY CHAIN OF FINANCIAL SERVICES SOFTWARE, SERVICES AND VENDORS NECESSARY TO OPERATE A BANK. THIS MITIGATES OUR BANK'S OVERALL TECHNOLOGY RISK."

Dan Roderick
Sr. Vice President & CIO
GMAC Bank

NSTITUTIONS SEEK COMPETITIVE ADVANTAGES THROUGH THE IMPLEMENTATION OF TECHNOLOGY SOLUTIONS. TOO MANY TIMES, HOWEVER, INSTITUTIONS FIND IT DIFFICULT TO EVALUATE THE RISKS AND REWARDS ASSOCIATED WITH DEPLOYING NEW TOOLS AND TECHNIQUES. AS A RESULT, INSTITUTIONS HALT EFFORTS BECAUSE THE OVERALL RISK IS DEEMED TOO HIGH.

IN ITS ROLE AS A VALUE INNOVATOR FOR THE FINANCIAL SERVICES INDUSTRY, SANCHEZ LOWERS THE OVERALL RISK OF FINANCIAL TECHNOLOGY SOLUTIONS BY ELIMINATING TRADITIONAL BARRIERS THAT BLOCK THE ADVANCEMENT OF AN INSTITUTION'S GROWTH.

Sanchez lowers the risk of technology by:

- offering to fix certain costs to projects. Each Sanchez project identifies cost and time parameters. Project scopes are determined by client/vendor teams and implemented with an adherence to strict budget approvals.

- supplying risk-free migration strategies. Sanchez solutions provide institutions with choices. Sanchez replaces the "big bang" system conversion and replacement projects with system migration strategies that reduce both risk and cost. Using Sanchez Xpress™ integration solutions, an institution can extend the usefulness of its legacy systems while it migrates from outdated, product-based, batch systems to Sanchez' Profile® integrated, customer-centric, real time processing platform. In this way, Sanchez provides a migration path that allows an institution to begin shifting its investment away from older, unprofitable, "silo-based" product processing systems to a more profitable integrated customer, product and services distribution infrastructure.

- offering proven, scalable and fast solutions that perform both the "heavy lifting" transactional processes and the customer-facing servicing requirements. Sanchez solutions are working in a variety of institutional types around the globe. Sanchez has deployed solutions that meet the daily retail and commercial requirements of approximately 350 institutions in 18 countries. Sanchez has become expert at providing a best-in-class mix of Sanchez products, third-party applications, interfaces and services that supports the entire operational and technology supply chain for an institution.

- providing an entire end-to-end operations and technology outsourcing solution for banks through Sanchez' e-PROFILE® offering. Sanchez lowers cost and reduces risk using a unique combination of Sanchez software products and a choice of third-party application vendors and services providers. Reduced costs to entry supports a "pay as you grow" pricing structure.

LEHMAN BANK

Lehman Brothers Bank, FSB (Lehman Bank) is a wholly owned subsidiary of Lehman Brothers Holdings Inc., a top-tier investment bank and market leader in mortgage and consumer loan securitization. Lehman Bank offers extensive and robust online mortgage and banking services nationally to individuals as well as institutions and their customers on a co-branded basis.

Lehman Bank is uniquely positioned to provide superior product and pricing expertise that leverages strong institutional capabilities and a tradition of innovation. Lehman Bank products offers control, choice and security for every customer.

"SANCHEZ' e-PROFILE SOLUTION PROVIDES LEHMAN BANK WITH A COST-EFFECTIVE, ENABLING INFRASTRUCTURE. BY OUTSOURCING THE BANK'S OPERATIONS AND TECHNOLOGY COMPONENTS, WE CAN FOCUS THE BANK'S EFFORTS AND RESOURCES ON DIFFERENTIATING OUR PRODUCTS AND SERVICES AND MARKETING THE OFFERING AGGRESSIVELY TO OUR TARGET CUSTOMERS."

Jacqueline A. Frommer
President
Lehman Bank



Sanchez Webclient™

Web-enabled Integrated Banking and Brokerage Customer Interface

Sanchez Webclient™

Sanchez Webclient™

PRODUCT DESCRIPTION

An application that integrates an institution's existing financial products into a content-rich Web site where customers can view account information and perform transactions in a secure environment. It supports one-to-one marketing campaigns and allows for the cross-selling of products based on buying behavior. Webclient supports page and site personalization features and provides a dynamic page publishing framework which allows for seamless updates. Built on a pure Java platform, Webclient is geared for maximum portability and scalability.

Key Feature List

- *Consolidated aggregate customer view*
- *Customer authentication*
- *Customer demographic information*
- *Events and alerts*
- *Correspondence and contact management*
- *Community and affinity group support*
- *Customer interaction history*
- *Funds transfer*
- *Banking and brokerage access*
- *Brokerage order entry*
- *Portfolio management*
- *Product packaging and pricing*
- *Branding and SiteMap customization utility*
- *Bill payment integration*
- *Microsoft® Money and Intuit® Quicken® integration*
- *Account origination*
- *Stop payments*
- *Statement and check image integration*
- *E-mail integration*



CASE MANAGEMENT/ WORKFLOW
ACCOUNT AGGREGATION
CUSTOMER INTEGRATION
ACH/WIRE PROCESSING
DESKTOP INTEGRATION
BRANCH/ CALL CENTER /INTERNET/ IVR DELIVERY CHANNELS
OFAC SCREENING
TM
CHECKBOOK PRINTING
DEPOSIT & LOAN PRODUCT PROCESSING
RISK SCREENING
BANK OPERATIONS
ITEM & LOCKBOX PROCESSING
ACCOUNT ORIGINATION
COLLECTION SYSTEMS
MORTGAGE SERVICING
ELECTRONIC BILL PAY
FINANCIAL PLANNING
CROSS SELL AND CRM
DOCUMENT CREATION/ FULFILLMENT/ARCHIVE
E-MAIL MANAGEMENT
ATM NETWORK & CARD MANAGEMENT

e-PROFILE®

Sanchez' e-PROFILE solution is the financial service industry's only complete, end-to-end outsourced operations and technology answer for fully integrated, multi-channel banking. In creating the "one-source" solution, Sanchez integrates and manages the entire technology and operational supply chain required to run a bank. The e-PROFILE solution reduces risk and significantly lowers the cost of IT ownership. The solution assures operational reliability and it enables uniform, customer-centered servicing capabilities across multiple delivery channels. The solution also supplies a scalable platform that grows with an institution's technology and operational requirements. As a result, many large, branded financial institutions, such as GMAC Bank and MetLife Bank, are clients of Sanchez' outsourcing solution today.

"AS THE **INDUSTRY'S ONLY VERTICAL SERVICES PROVIDER,** SANCHEZ' e-PROFILE MANAGES THE BANK'S ENTIRE TECHNOLOGY AND OPERATIONS SUPPLY CHAIN UNDER A SINGLE, COMPREHENSIVE, END-TO-END, OUT-SOURCED UMBRELLA."

Eric Panepinto
President
Sanchez e-PROFILE outsourcing





Sanchez Profile®

Integrated, Real-Time Bank Product and Transaction Processing Engine

Sanchez Profile®

Sanchez Profile®

PRODUCT DESCRIPTION

An online, customer-centric, multi-currency, multi-channel strategic core processing system for deposits and loans for the financial services industry, which accepts transactions from any delivery channel. Currently used by approximately 350 financial institutions in 18 countries. Benchmarked at a blazing 1,900 online transactions per second – the fastest in the world on a UNIX® platform.

Key Feature List

- *Integrated customer information system available across the enterprise*
- *Integrated comprehensive lending system*
- *Integrated comprehensive deposit system*
- *Real-time transaction processing engine*
- *General ledger & budgeting*
- *Bank management & reporting*
- *System management & operations*
- *Multi-channel product & service delivery architecture*
- *Branch, teller, call center and customer service platforms*
- *Product & customer profitability*
- *Payment systems & message gateway*
- *Euro compliant*



Sanchez Xpress™

A Customer Integration Solution

Sanchez Xpress™

Sanchez Xpress™

PRODUCT DESCRIPTION

Provides active customer aggregation, financial product distribution, and supports the real-time integration of all customer delivery channels to an institution's internal and external product processing systems. Xpress enables financial institutions to access data on multiple back-end systems and deliver it to front-end channels. In addition to connecting processing with delivery, Xpress incorporates a universal customer system (UCS) and a financial product distribution hub. These components allow institutions to provide a full menu of products and services, on a personalized basis, via different channels —all in real time. By following the J2EE standards, Xpress is portable across many application server environments including IBM®'s WebSphere® and BEA Systems' WebLogic® application servers.

Universal Customer System
- Consolidated integrated customer view
- Customer to account relationship management
- Central demographic information
- Integrated events and alerts
- Correspondence and contact management
- Affinity group support
- Customer interaction history
- Extendable data model
- Non-displacing architecture
- Centralized account reference and routing
- Consolidated customer statements

Active Customer Aggregation
- Multi-processor financial transactions
- Service fees transactions
- Currency exchange

Financial Product Distribution
- Internal and external product definition
- Product packaging
- Relationship pricing
- Dynamic product content
- Channel independent

PARTNERING Strategies

SANCHEZ HAS ESTABLISHED PARTNERSHIPS WITH A CORE GROUP OF LEADING TECHNOLOGY SOLUTION COMPANIES

that help market, sell, service and support Sanchez banking solutions around the world. The efforts have helped Sanchez implement its banking solutions in 18 countries. Each partner carries many years of experience and a wealth of expertise in providing services and technology solutions to the financial services industry. As Sanchez leads the financial services industry's transformation, we will infuse our circle of partner companies with the support they need to help us deliver value and innovation to the marketplace.

IBM Business Partner

"**SANCHEZ AND IBM®** offer a compelling combination of software and services solutions that satisfy the most demanding technical infrastructure requirements of financial institutions anywhere in the world. The domain expertise of Sanchez in developing financial services software and of IBM in providing e-business consulting and global project services is a relationship that delivers a complete solution."

MARY MAHER
Core Banking Executive
IBM Global Banking Industry

Sun microsystems

"**AT SUN WE BELIEVE** in working with best-of-breed companies. I am excited by the opportunity we both have to target the retail banking market together and install Sanchez' world-class banking solutions on Sun. This combination plus the significantly lower total cost of ownership versus mainframe alternatives is a compelling value proposition."

SCOTT MCNEALY
CEO
Sun Microsystems

Datawest

"**DATAWEST AND SANCHEZ** have a history of partnership success. For more than a decade, the two companies have worked together to provide Canadian financial institutions with innovative, full-spectrum retail banking solutions. In recent years, our partnership has expanded as Datawest's experienced team of application systems experts has helped Sanchez provide services solutions to client institutions around the globe."

ANTHONY R. MARTIN
President & COO
Datawest Solutions, Inc.

PRICEWATERHOUSECOOPERS

"**PRICEWATERHOUSECOOPERS** and Sanchez have forged an exceptional global relationship. Our global project management and implementation people have worked hand-in-hand with the Sanchez team on several high-value client engagements. We have a prized partnership with Sanchez."

JOHN DEVEREAUX
America's Financial Services/Management Consulting Leader
PricewaterhouseCoopers

COMPAQ

"**COMPAQ® AND SANCHEZ** have had a collaborative relationship for more than 16 years. Together we have implemented real time banking solutions around the world. We look forward to continuing and expanding this relationship as more banks embark on the challenge of instituting a real-time enterprise."

MARK BUBAR
Director of Global Financial Solutions
Compaq Computer Corporation

ComputerLand®

perotsystems™

CMG

SANCHEZ CAPITAL SERVICES

Selected Financial Data

The statement of operations and balance sheet data presented below have been derived from the Company's audited consolidated financial statements. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the notes thereto and other financial information appearing elsewhere in this Annual Report.

	2001	2000	1999	1998	1997
In thousands, except per share data					
Statement of Operations Data:					
Revenues	**$ 88,783**	$ 68,407	$ 56,407	$ 44,059	$ 28,891
Earnings (loss) before income taxes	**5,559**	(8,805)	7,440	10,763	5,327
Net earnings (loss)	**3,879**	(6,072)	5,171	7,034	3,676
Basic earnings (loss) per share	**.15**	(0.24)	.22	.31	.17
Diluted earnings (loss) per share	**$ .15**	$ (0.24)	$ .20	$ .29	$ .15
Weighted-average common shares outstanding	**25,707**	24,912	23,911	23,042	22,070
Weighted-average common and diluted shares outstanding	**26,324**	24,912	26,062	24,544	23,950
Pro forma presentation of SAB No. 101:					
Net earnings			$ 4,998	$ 7,034	$ 3,676
Basic earnings per share			.21	.31	.17
Diluted earnings per share			.19	.29	.15
Balance Sheet Data:					
Cash and cash equivalents	**$ 40,955**	$ 39,890	$ 25,404	$ 27,177	$ 12,827
Working capital	**50,301**	45,268	35,541	27,090	20,585
Total assets	**98,335**	95,320	56,395	43,285	33,222
Long-term debt, including current portion			83	314	524
Total shareholders' equity	**$ 60,130**	$ 55,352	$ 45,438	$ 31,772	$ 23,233
Backlog:					
Products and services	**$ 25,908**	$ 28,336	$ 6,207	$ 6,667	$ 12,402
Maintenance	**28,371**	18,795	25,490	27,253	22,300
Total backlog	**$ 54,279**	$ 47,131	$ 31,697	$ 33,920	$ 34,702

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sanchez Computer Associates, Inc. ("Sanchez" or "the Company") is a global leader in developing and marketing scalable and integrated software and services solutions that provide retail banking, brokerage and customer integration for financial institutions. Approximately 350 financial institutions in 18 countries use Sanchez banking software products. Sanchez maintains its corporate headquarters in Malvern, Pa., its outsourced operations center in Pittsburgh, Pa., and runs its international operations from Chester in the United Kingdom.

The Sanchez integrated banking platform empowers financial institutions to accelerate business transformation and achieve a competitive advantage by lowering operating costs, reducing technology risks and improving customer management. These solutions include: Sanchez Profile®, the highly flexible, multi-currency, multi-language, customer-centric, core banking and transaction processing application; Sanchez Xpress™, an enterprise customer and transaction management system, which empowers CRM and delivers business integration; Sanchez Webclient™, a Web-based, Internet customer front-end processor; and Sanchez WebCSR™, a browser-based integrated customer servicing application that can be deployed across multiple retail delivery channels such as branches and call centers.

Sanchez also uses its integrated banking platform as the basis for a complete outsourced e-banking solution under the e-PROFILE® brand. Sanchez' e-PROFILE solution provides an integrated end-to-end operations and technology platform that enables financial services companies to offer comprehensive on-line financial services to their customers. At December 31, 2001, the open account base was approximately 440,000 accounts.

As of December 31, 2001, Sanchez was processing accounts for a number of marquee clients including GMAC Bank, Allstate Bank, Juniper Bank, Morgan Stanley Dean Witter's BusinesScape, Lehman Brothers Bank, DeepGreen Bank and ING DIRECT USA. MetLife Bank became a client in the fourth quarter of 2001 and is in implementation.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in this Annual Report. We believe our most critical accounting policies, judgments and estimates include revenue recognition matters, determining the estimated lives of our processing contracts and determining our allowance for doubtful accounts.

For Sanchez' software license contracts, a determination needs to be made for each contract regarding whether the percentage-of-completion contract accounting method should be used to recognize revenue or whether revenue can be recognized when the software is delivered and all of the conditions of the American Institute of Certified Public Accountants, Statement of Position ("SOP") 97-2, "Software Revenue Recognition," are met. Contract accounting is required if our services are essential to the arrangement. In many cases, our services are essential to the arrangement because they involve customization and interfaces, and our license fees are paid in stages based on the completion of defined service deliverables. As a result, we typically recognize revenue from these arrangements using contract accounting, which generally results in recording revenue over a longer period of time. In other cases, our services are not essential to the arrangement, such as arrangements where an unrelated third party performs implementation services and the realization of our license fee is not dependent on the completion of such services. In these situations, we recognize license fees when persuasive evidence of an arrangement exists, the software is delivered, our fee is fixed or determinable and collection is probable, which generally results in recording revenue earlier than when contract accounting is used. The determination of whether our services are essential involves significant judgment and could have a material impact on our quarterly results of operations to the extent that significant new contracts are not accounted for using contract accounting.

Under the percentage-of-completion contract accounting method, the Company recognizes revenue from the entire arrangement based on the percentage of costs incurred related to the implementation and development services compared to the total cost of such services. Using the percentage-of-completion method requires management to make estimates about the future costs of services, which are subject to change for a variety of internal and external factors. A change in these estimates could result in a material adjustment to the amount of revenue recorded under an arrangement.

The Company's e-PROFILE outsourced projects generate both product license revenues and implementation-related service revenues, which in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," are largely deferred during the implementation phase along with the related costs until the client begins processing its customers' accounts on the outsourced platform. Once a client "goes live," the deferred revenue and costs are amortized over the expected life of the processing arrangement. Until we have more historical experience related to the actual term of processing arrangements, we have determined that the expected life of the arrangements does not exceed their contractual term. As it becomes apparent that a client will renew its processing term, the expected life is extended prospectively. To date, the contract terms have ranged from one to three years. Should a client terminate early, all revenue and cost would be recognized as of the termination date, if the amount is determinable and collection probable, which could be significant. A change in the expected life of the contract could have a material impact on the timing of future revenue and margin recognized from the amortization of deferred implementation and license fees.

Accounts receivable are reduced by an allowance for amounts that may become uncollectable in the future. The majority of the Company's receivables are due from financial service organizations located throughout the United States, Europe and Canada. From time to time, our clients dispute the amounts due to us and in other cases our clients experience financial difficulties and cannot pay on a timely basis. In certain instances, these factors ultimately result in uncollectable accounts. The determination of the appropriate reserve needed for uncollectable accounts involves significant judgment. A change in the factors used to evaluate collectability could result in a significant change in the reserve needed. Such factors include changes in the financial condition of our customer as a result of industry, economic or customer-specific factors, the ultimate settlement of disputes and, in certain cases, the decisions of third party arbitrators or courts.

Results of Operations

The following table sets forth for the periods indicated selected statement of operations data:

	Year Ended December 31,		
Dollars in thousands	**2001**	2000	1999
Revenues			
Products	**$ 23,958**	$ 20,076	$ 19,131
Services	**33,928**	27,294	24,216
Processing	**14,883**	8,259	2,941
Software maintenance fees and other	**16,014**	12,778	10,119
Total revenues	**$ 88,783**	$ 68,407	$ 56,407
Percentage Relationship to Total Revenues			
Revenues			
Products	**27.0%**	29.3%	33.9%
Services	**38.2**	39.9	43.0
Processing	**16.8**	12.1	5.2
Software maintenance fees and other	**18.0**	18.7	17.9
Total revenues	**100.0**	100.0	100.0
Operating expenses			
Product development	**19.4**	33.3	27.9
Product support	**5.7**	6.5	6.8
Services	**28.3**	26.9	23.9
Processing	**15.3**	9.8	4.3
Sales and marketing	**16.2**	17.1	14.6
General, administrative and other	**10.9**	21.9	11.3
Total operating expenses	**95.8**	115.5	88.8
Earnings (loss) from operations	**4.2**	(15.5)	11.2
Interest income, net	**2.1**	2.6	2.0
Earnings (loss) before income taxes	**6.3**	(12.9)	13.2
Income tax provision (benefit)	**1.9**	(4.3)	4.0
Net earnings (loss) before cumulative effect of change in accounting principle	**4.4**	(8.6)	9.2
Cumulative effect of change in accounting principle		(0.3)	
Net earnings (loss)	**4.4%**	(8.9)%	9.2%

Highlights for 2001

For the year ended December 31, 2001, the Company grew revenue approximately 30 percent to $88.8 million, and posted net earnings of $3.9 million or $0.15 per diluted share, which was an earnings increase of $0.39 over the same period for 2000. The Company also grew its outsourced processing revenues 80 percent in 2001 to $14.9 million, which was up from $8.3 million recorded in 2000. The Company also reported the quarterly operating loss of Sanchez' outsourcing solution declined for the seventh consecutive quarter with the fourth quarter ending December 31, 2001. e-PROFILE's operating loss for 2001's fourth quarter was $538,000 compared to 2001's fourth quarter operating loss of $2.8 million. During 2001, the Company made several announcements regarding its e-PROFILE outsourcing solution. MetLife Bank, the nationally chartered bank subsidiary of MetLife Inc., selected to outsource the bank's operations and technology infrastructure using the Company's outsourcing platform. In addition, MetLife Bank licensed several Sanchez products including Sanchez Profile, Xpress, Webclient and WebCSR. GMAC Bank, a unit of GMAC Financial Services, launched the first phase of its multi-channel bank in 2001 and launched its Web-based solution in early 2002.

Additional highlights included the significant revenues the Company received from its application software business. ING's Postbank, one of the largest retail banks in the Netherlands, continued to grow its retail account base and contributed to Sanchez' revenue growth by purchasing services and license scope expansion. Lloyds TSB Bank plc, one of the 25 largest and most highly rated financial services groups in the world, contributed significant services revenues to the Company as the bank continued to roll out its e-commerce strategy for the UK and continental Europe. Patagon.com, a Madrid-based Internet provider of financial services for Latin America and backed by one of Spain's leading banks, Banco Santander Central Hispano, contributed significant product and service revenue during the year as it continued to implement Sanchez banking solutions in Latin America.

Other announcements highlighting the year included the addition of ING DIRECT Italy, which became the fifth ING DIRECT institution to open its virtual banking doors using Sanchez' integrated banking solution. Sumitomo Mitsui Banking Corporation (SMBC), the world's second largest banking corporation, successfully converted its global corporate banking customer and deposit operation in Brussels to a Sanchez solution. Brussels joined SMBC's New York and London offices running Sanchez applications as part of a corporate banking systems solution. Górnoslaski Bank Gospodarczy S.A., of Katowice, Poland, selected a Sanchez integrated banking solution to replace the institution's retail banking environment with a fully integrated bank branch, ATM and agent processing system. Vysya Bank, one of India's largest and leading private sector banks, went live with its Sanchez solution making the bank the first Indian institution to replace its legacy banking environment with a fully integrated bank branch, ATM and Internet solution. Inteligo Financial Services S.A. and Bankgesellschaft Berlin (Polska) launched a joint, multi-channel, direct financial services venture in Poland using Sanchez' software.

The Company expanded its partnerships with several leading vendors. The Company entered into a joint marketing agreement with Sun Microsystems to offer the Sanchez platform of integrated banking products on Sun's Solaris 8 platform. The Company also ported its Profile banking solution to the Solaris 8 platform during the year and entered into a global marketing, sales and consulting services alliance with Perot Systems Corporation to sell integrated customer information solutions and retail banking systems to the world's top financial institutions. In addition the Company signed a strategic consulting services agreement with CMG, a leading global information and communications technology company, to focus on clients in Belgium, the Netherlands, and Luxembourg. During the year, the relationship with IBM was instrumental in the MetLife and Vysya transactions.

2001 Compared to 2000

Revenues. Revenues increased $20.4 million, or 29.8%, in 2001, as each revenue category increased over 2000. The primary reasons for the increase were processing and service revenues. Processing and service revenues each increased $6.6 million in 2001, which represented an increase over 2000 of 80.2% and 24.3%, respectively. The processing increase is mainly due to the number of clients that have gone live on our outsourcing solution, as well as an increase in per account processing revenues due to the expanded services selected by our clients. Most of the service growth was attributable to the accretion of SAB No. 101 revenue from the clients that went live on the outsourcing solution and service revenues associated with implementation support in our software application business. For the year ended December 31, 2001, product revenues increased $3.9 million, or 19.3%. This increase is primarily attributable to license recognition from implementing clients in the U.S./Caribbean market and license expansion for existing clients. Software maintenance and other revenues increased $3.2 million, or 25.3%, for the year ended December 31, 2001, as a result of an increase in the Company's supported client base and a one-time settlement reached with a former customer pertaining to disputed maintenance charges.

Product development. Product development expenses decreased $5.6 million, or 24.6%, in 2001. This decrease is primarily attributable to the creation of a product management group that includes a number of employees previously assigned to the development function. This newly created organization, a portion of which is allocated to sales and marketing, is responsible for managing all facets of our individual product lines, managing product profitability and providing technical sales support to our internal and partner sales organizations. Also contributing to the decrease was the deferral, for the first time, of product expenses related to deferred SAB No. 101 product revenue and lower incentive compensation.

Product support. Product support expenses increased by $616,000, or 13.9%, for the year ended December 31, 2001, as compared to the same period last year. This increase was primarily due to costs required to support the larger converted client base.

Services. Service expenses increased by $6.7 million, or 36.6%, during 2001, as compared to 2000. The increase was primarily due to the accreted expenses associated with the SAB No. 101 revenue. The gross margin relative to associated revenues was 25.9% for 2001, compared to 32.5% for 2000. The decrease in margin is primarily attributable to the lower margin on the accreted SAB No. 101 revenue and continued contribution by our third-party e-PROFILE partners.

Processing. Processing expenses increased $6.8 million, or 101.6%, in 2001, as compared to 2000. This increase is attributable to third-party processing fees and increased staffing. Although gross processing margin increased in the second half of 2001, the 8.8% full year margin compared to 18.5% during 2000 reflects the continued investment in the processing operation in anticipation of client account growth.

Sales and marketing. Sales and marketing expenses increased by $2.7 million, or 23.5%, due to the re-deployment of product development resources to sales and marketing and increased sales and sales support staff. In addition, the Company increased its level of external marketing expenditures in an effort to create a greater market awareness of the Company's multi-product offerings for the financial services industry. These increases were partially offset by lower consulting fees, third-party commissions and incentive compensation.

General, administrative and other. These expenses decreased by $5.3 million, or 35.5%, in 2001 primarily due to a decrease in consulting fees, lower incentive compensation, costs associated with the sale of third-party products and the write-off in 2000 of previously capitalized IPO costs.

Income tax provision. Taxes in 2001 were 30.2% of income before taxes, as compared to 33.0% for the year ended December 31, 2000. The decrease in rate was due to a better than expected benefit derived from our foreign sales corporation upon filing our 2000 tax return.

2000 Compared to 1999

Revenues. Revenues increased $12.0 million, or 21.3% in 2000. The primary reason for this increase was processing revenues, which increased $5.3 million or 181% in the year ended December 31, 2000. The increase in processing revenues was generated by the increased number of clients and accounts processing with the e-PROFILE solution. Service revenues increased $3.1 million in 2000, primarily as a result of additional implementation activity associated with e-banking projects. For the year ended December 31, 2000, product revenues increased $945,000 or 4.9% as a result of new license sales and one-time license expansions. Software maintenance and other revenues increased $2.7 million or 26.3% in 2000 as compared to 1999. This increase is primarily attributable to an increase in the Company's supported client base and higher sales of third-party products.

Product development. Product development expenses increased $7.1 million, or 44.9%, for 2000, due to costs associated with increased staffing to support the expansion of our new product offerings, e-PROFILE consulting fees related to product strategy development, expanded facilities and other overhead costs. Staffing increased 17% for this area of the Company primarily due to the Company's focus on extending its technology into areas that are targeted to become new revenue sources. The percent relationship to total revenue increased from 27.9% in 1999 to 33.3% in 2000.

Product support. Product support expenses increased by $599,000, or 15.6%, in the year ended December 31, 2000, due to the cost required to support the larger converted client base.

Services. Services expenses increased by $4.9 million, or 36.5%, during 2000. The increase was primarily due to additional staffing and related overhead costs for both Sanchez and e-PROFILE needed to support the increased services delivered. The gross margin relative to associated revenues for the year ended December 31, 2000 was 32.5%, compared to 44.3% for the year ended December 31, 1999. The decrease was primarily attributable to the increased use of third-party partners.

Processing. Processing expenses increased by $4.3 million, or 178%, during 2000, in conjunction with a corresponding increase in processing revenues.

Sales and marketing. Sales and marketing expenses increased by $3.4 million, or 41.3%, in the 2000 period due to costs associated with increased staffing, third-party commissions and consulting fees related to developing sales strategies and marketing plans.

General, administrative and other. These expenses increased by $8.6 million, or 136%, due to increased e-PROFILE staffing and subsequent one-time charges related to integrating certain portions of e-PROFILE back into Sanchez, the write-off of e-PROFILE initial public offering costs and higher bad debt reserves.

Income tax provision. Taxes in 2000 were 33.0% of income before income taxes, as compared to 30.5% for the year ended December 31, 1999. The 2000 rate is lower than statutory rates as a result of not recording a state tax benefit related to e-PROFILE's loss. The 1999 year was lower than historical rates due to a tax benefit realized from the recalculation of the impact of the Company's foreign sales corporation.

Liquidity and Capital Resources

Cash and cash equivalents were $41.0 million at December 31, 2001. Cash flows from operations for 2001 were $4.9 million, $10.1 million in 2000, and $2.3 million in 1999. The net cash provided by operating activities in 2001 was primarily due to net earnings, depreciation, amortization and income tax refunds. The increases in cash were partially offset by an increase in accounts receivable due to the increase in billable milestones late in the fourth quarter and the decrease in accounts payable and accrued expenses. The 99 days sales outstanding as of December 31, 2001, is in line with our historical average. The receivable balance will continue to be significantly impacted by the timing of contract milestones and time and material billings.

During 2001, the Company used $4.4 million for investing activities primarily related to the purchase of fixed assets due to increased staffing and additional equipment.

Financing activities contributed cash of $546,000 in 2001, as a result of participation in the employee stock purchase plan and the exercise of options, which was partially offset by the repurchase of e-PROFILE outstanding stock. The $546,000 represents a significant reduction compared to $10.3 million in 2000. The primary reason for the decrease was a $6.0 million investment in e-PROFILE from two external sources in 2000, which were subsequently converted to Sanchez stock, as well as a reduction of stock options exercised.

In April of 2001, the Company agreed to commit up to $10 million of capital contributions to a newly formed venture fund that invests in early stage technology companies. As of December 31, 2001, the Company has invested $1.5 million in the fund. The Company currently anticipates that cash generated from operations and existing cash balances will be sufficient to satisfy its operating and capital cash needs for the foreseeable future and at a minimum through the next year. Should the Company's business expand more rapidly than expected, the Company believes that additional capital, if necessary, would be available to fund such operating and capital requirements.

The Company believes that its business is generally not seasonal; however, the Company has historically experienced, and can be expected to continue to experience, a certain degree of variability in its quarterly revenue, earnings and cash flow patterns. This variability is typically driven by significant events, which directly impact the recognition and billing of project related revenues. Examples of such events include the timing of new business contract closings and the initiation of product and service fee revenue recognition, one-time payments from existing clients relative to license expansion rights (required to process a greater number of customer accounts or expand the number of permitted users) and completion of implementation project roll outs and the related revenue recognition. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client projects, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter. The Company believes that over the course of time the ongoing monthly revenue stream associated with the e-PROFILE outsourcing operation will contribute toward more predictable quarter-to-quarter revenues.

Forward-looking Statements

Certain matters discussed in this Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements concerning the Company's revenues, expenses and earnings, future operating and financial performance, growth rates, acquisition opportunities, and other similar forecasts and expectations. The words "anticipate," "estimate," "believe," "expect," "intend," "plan," "project" and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on operating budgets, forecasts, beliefs and assumptions of management and, as such, are subject to risks and uncertainties and are not guarantees of future performance. Actual outcomes could differ materially from those expressed in any such forward-looking statement due to a variety of factors including, but not limited to, the demand for products and services in the financial services industry, competition among software and technology companies serving that industry, the timing of new contract closings, potential delays in the implementation of products and services, the success of the Company's e-PROFILE business model, the extent to which the Internet will be used for financial services and products, the development of banking markets, market acceptance of the Company's products and services within these markets, the Company's ability to protect its intellectual property rights, the potential adverse impact of security breaches, and the Company's ability to continue to improve its products and services. In addition to these factors, actual performance, outcomes and results may differ materially because of other, more general factors including, without limitation, general industry and market conditions and growth rates, domestic and international economic conditions, governmental and public policy changes and the availability of financing in the amounts, at the terms and on the conditions necessary to support the Company's potential future needs.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk — The Company's exposure to market risk for changes in interest rates relates primarily to the Company's cash equivalents. The Company does not have any derivative financial instruments in its portfolio. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The Company does not expect any material loss with respect to its cash equivalents.

Foreign Currency Risk —The Company does not use foreign exchange forward contracts. Substantially all contractual arrangements with international customers are denominated in U.S. dollars.

Consolidated Balance Sheets

(in thousands)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	**$ 40,955**	$ 39,890
Accounts receivable less allowances ($1,219 - 2001; $1,197 - 2000)	**21,359**	17,906
Contracts in process	**1,757**	2,441
Income tax refund receivable	**1,265**	4,226
Deferred income taxes	**4,683**	3,521
Prepaid and other current assets	**1,537**	1,429
Deferred product and service expense	**8,797**	9,187
Total current assets	**80,353**	78,600
Property and equipment		
Equipment	**14,275**	11,469
Furniture and fixtures	**2,468**	2,346
Leasehold improvements	**3,086**	2,866
	19,829	16,681
Accumulated depreciation and amortization	**(12,582)**	(8,451)
Net property and equipment	**7,247**	8,230
Deferred product and service expense	**5,828**	3,845
Deferred income taxes	**801**	758
Other non-current assets	**4,106**	3,887
Total assets	**$ 98,335**	$ 95,320
LIABILITIES		
Current liabilities		
Accounts payable	**$ 4,929**	$ 2,819
Accrued expenses	**7,621**	11,933
Deferred revenue	**5,266**	6,032
Deferred product and service revenue	**12,236**	12,548
Total current liabilities	**30,052**	33,332
Deferred product and service revenue	**8,153**	6,636
Total liabilities	**38,205**	39,968
Commitments and contingencies (Note 9)		
SHAREHOLDERS' EQUITY		
Common stock, stated value of $.01 per share, 75,000 authorized, 25,963 shares issued and outstanding as of December 31, 2001 and 25,221 shares issued and 25,211 shares outstanding as of December 31, 2000	**259**	252
Additional paid-in capital	**45,170**	44,431
Retained earnings	**14,701**	10,822
Treasury stock (10 shares)		(153)
Total shareholders' equity	**60,130**	55,352
Total liabilities and shareholders' equity	**$ 98,335**	$ 95,320

See notes to consolidated financial statements

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31,		
	2001	2000	1999
Revenues			
Products	$ 23,958	$ 20,076	$ 19,131
Services	33,928	27,294	24,216
Processing	14,883	8,259	2,941
Software maintenance fees and other	16,014	12,778	10,119
Total revenues	88,783	68,407	56,407
Operating expenses			
Product development	17,194	22,808	15,737
Product support	5,043	4,427	3,828
Services	25,153	18,420	13,497
Processing	13,573	6,733	2,426
Sales and marketing	14,403	11,665	8,253
General, administrative and other	9,667	14,981	6,359
Total operating expenses	85,033	79,034	50,100
Earnings (loss) from operations	3,750	(10,627)	6,307
Interest income, net	1,809	1,822	1,133
Earnings (loss) before income taxes	5,559	(8,805)	7,440
Income tax provision (benefit)	1,680	(2,906)	2,269
Net earnings (loss) before cumulative effect of change in accounting principle	3,879	(5,899)	5,171
Cumulative effect of change in accounting principle, net of tax		(173)	
Net earnings (loss)	$ 3,879	$ (6,072)	$ 5,171
Basic earnings (loss) per average common share before cumulative effect of change in accounting principle	$ .15	$ (.24)	$ .22
Diluted earnings (loss) per average common share before cumulative effect of change in accounting principle	.15	(.24)	.20
Basic earnings (loss) per average common share	.15	(.24)	.22
Diluted earnings (loss) per average common share	$ .15	$ (.24)	$ .20
Weighted-average common shares outstanding	25,707	24,912	23,911
Weighted-average common and diluted shares outstanding	26,324	24,912	26,062
Pro forma presentation for change in accounting principle			
Net earnings			$ 4,998
Basic earnings per average common share			.21
Diluted earnings per average common share			$ .19

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities			
Net earnings (loss)	**$ 3,879**	$ (6,072)	$ 5,171
Adjustments to reconcile net earnings (loss) to cash provided by operating activities			
Depreciation and amortization	**4,700**	4,157	2,765
Stock-based compensation		2,786	551
Deferred income taxes	**(1,205)**	(4,075)	198
Equity in loss of venture fund	**462**		
Deferred product and service revenue	**1,205**	19,184	
Deferred product and service expense	**(1,593)**	(13,032)	
Provision for doubtful accounts receivable	**100**	790	
Other		(2)	(9)
Cash provided (used) by changes in operating assets and liabilities			
Accounts receivable	**(3,553)**	(6,132)	(9,561)
Contracts in process	**684**	786	3,551
Income taxes receivable/payable	**3,314**	1,519	(322)
Prepaid and other current assets	**(108)**	(242)	(262)
Accounts payable and accrued expenses	**(2,202)**	7,989	(22)
Deferred revenue	**(766)**	2,417	262
Net cash provided by operating activities	**4,917**	10,073	2,322
Cash flows from investing activities			
Capital expenditures	**(3,148)**	(5,665)	(5,214)
Investments	**(1,250)**	(267)	(161)
Proceeds from sale of fixed assets		51	
Capitalized computer software costs			(1,081)
Cost of acquisitions, net of cash acquired			(499)
Net cash used in investing activities	**(4,398)**	(5,881)	(6,955)
Cash flows from financing activities			
Repayment of notes due on common stock purchases		92	148
Purchase of common stock for treasury	**(1,006)**	(2,023)	(592)
Principal payments under long-term notes		(83)	(231)
Proceeds from equity investments		6,000	
Issuance of common stock	**740**	5,844	2,784
Proceeds from issuance of shares under the employee stock purchase plan	**812**	464	751
Net cash provided by financing activities	**546**	10,294	2,860
Net increase (decrease) in cash and cash equivalents	**1,065**	14,486	(1,773)
Cash and cash equivalents at beginning of year	**39,890**	25,404	27,177
Cash and cash equivalents at end of year	**$ 40,955**	$ 39,890	$ 25,404
Supplemental cash flow information:			
Interest paid	**$ 0**	$ 3	$ 14
Income taxes paid	**$ 1,216**	$ 597	$ 3,060

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

(in thousands)

	Common Stock Shares	Common Stock Amount	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Notes Due on Common Stock Purchases	Total
Balances at December 31, 1998	23,469	$ 234		$ 20,055	$ 11,723	$ (240)	$ 31,772
Net earnings					5,171		5,171
Purchase of common stock	(60)		$ (592)				(592)
Exercise of stock options	858	8	1,149	1,627			2,784
Cashless stock option exercise using treasury stock	(20)		(557)	557			0
Tax benefit from stock options exercised				4,189			4,189
Stock-based compensation expense				551			551
Employee stock purchase plan	38	1		750			751
Stock option loan repayments						148	148
Issuance of stock related to acquisition	72	1		663			664
Balances at December 31, 1999	24,357	244	0	28,392	16,894	(92)	45,438
Net loss					(6,072)		(6,072)
Purchase of common stock	(122)		(2,023)				(2,023)
Exercise of stock options & warrants	771	6	1,450	4,388			5,844
Tax benefit from stock options exercised				2,823			2,823
Stock-based compensation expense	182	2		2,784			2,786
Employee stock purchase plan	23		420	44			464
Stock option loan repayments						92	92
Equity investments				6,000			6,000
Balances at December 31, 2000	25,211	252	(153)	44,431	10,822	0	55,352
Net earnings					3,879		3,879
Exercise of stock options	115	1	153	586			740
Tax benefit from stock options exercised				353			353
Employee stock purchase plan	117	1		811			812
Exchange of subsidiary stock	520	5		(5)			0
Repurchase of subsidiary stock				(1,006)			(1,006)
Balances at December 31, 2001	**25,963**	**$ 259**	**$ 0**	**$ 45,170**	**$ 14,701**	**$ 0**	**$ 60,130**

See notes to consolidated financial statements

(in thousands, except share and per share amounts)

(1) Description of Business

Sanchez Computer Associates, Inc. ("Sanchez" or the "Company") is a global leader in developing and marketing scalable and integrated software and services solutions that provide retail banking, brokerage and customer integration for financial institutions. These solutions include: Sanchez Profile®, the highly flexible, multi-currency, multi-language, customer-centric, core banking and transaction processing application; Sanchez Xpress™, an enterprise customer and transaction management system, which empowers CRM and delivers business integration; Sanchez Webclient™, a Web-based, Internet customer front-end processor; Sanchez WebCSR™, a browser-based integrated customer servicing application that can be deployed across multiple retail delivery channels such as branches and call centers; and Sanchez FMS™, the Financial Management System, which is an online, real-time cost center-based accounting system with complete multi-company and multi-currency support. In addition, Sanchez also offers Profile for Windows®, a 32-bit, Windows-based, graphical user interface designed for use by tellers, branch and call center personnel, and Profile Application Tools, which is a set of six packaged tools that assist with developing client-side code for various applications. Sanchez also uses its integrated banking platform as the basis for a complete outsourced e-banking solution under the e-PROFILE® brand. Sanchez' e-PROFILE solution provides an integrated end-to-end operations and technology platform that enables financial services companies to offer comprehensive on-line financial services to their customers. e-PROFILE is a wholly owned subsidiary of Sanchez. This solution integrates products and services from the industry's "best-in-class" vendors and manages them under one operating umbrella.

(2) Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to continuously make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses at the date of the financial statements and during the reporting period. Actual results could differ from these estimates. The most significant estimates are the percentage-of-completion method for revenue recognition, estimated lives of processing relationships and allowance for doubtful accounts.

Revenue Recognition—The Company generally recognizes product revenues, which include software license fees and product enhancement fees, using the percentage-of-completion method over a period of time that commences with the execution of the license agreement and ends with the completion of the enhancements or implementation. If the customer does not request enhancements and implementation, the Company generally recognizes the license fee from these products upon delivery, provided that the other undelivered services are not essential to the functionality of the software. The Company does not recognize any license fees unless persuasive evidence of an arrangement exists, the license amount is fixed and determinable and collectability is probable. The Company's software licensing agreements provide for a warranty period. The portion of the license fee associated with the warranty period is unbundled from the license fee and is recognized ratably over the warranty period.

Service revenues, which include client implementation and consulting fees, are typically recognized when the services are performed or on the percentage-of-completion method, depending on the contract terms. In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements," revenue from implementation services and initial product licenses sold upfront for e-PROFILE clients are recognized ratably over the expected term of the processing contract, ranging from 1 to 3 years. Implementation fees for e-PROFILE clients that do not ultimately execute processing agreements are recognized in the period during which the project is terminated, the amount determinable and collection probable. Direct costs related to implementation services for e-PROFILE clients are deferred and recognized ratably over the expected life of the processing arrangement or expensed as incurred, consistent with the related revenue recognition. Revenue from software maintenance contracts is recognized ratably over the term of the maintenance contract.

Contracts in process in the accompanying consolidated balance sheets represent revenues recognized in excess of amounts invoiced; deferred revenues represent license and maintenance amounts collected from or invoiced to customers in excess of revenue recognized, and deferred product and service revenues represent amounts deferred in accordance with SAB No. 101.

Allowance for Doubtful Accounts—The majority of the Company's receivables are due from financial service organizations located throughout the United States, Europe and Canada. From time to time, our clients dispute the amounts due to us and in other cases our clients experience financial difficulties and cannot pay on a timely basis. In certain instances, these factors ultimately result in uncollectable accounts. The determination of the appropriate reserve needed for uncollectable accounts involves significant judgment. A change in the factors used to evaluate collectability could result in a significant change in the reserve need. Such factors include changes in the financial condition of our customers as a result of industry, economic or customer-specific factors, the ultimate settlement of disputes and, in certain cases, the decisions of third party arbitrators or courts.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose carrying amount approximates market value due to the short maturity of the investments. The Company maintains a centralized cash management program whereby its excess cash balances are invested in high quality short-term money market instruments. Cash balances in the Company's accounts may exceed federally insured limits.

Investments—The Company has certain investments in technology service firms which are accounted for on the cost method as the Company does not have significant influence over its investees. Through December 31, 2001, the Company has invested $1,500 in a newly formed venture fund that invests in early stage technology companies. The Company accounts for its investment in the fund using the equity method whereby the Company records its share of the fund's earnings or losses as determined by generally accepted accounting standards. For the year ended December 31, 2001, the Company recorded $464 of expense for its share of the fund's losses. At December 31, 2001, the Company's investment in the fund is $1,036. The Company's total commitment to the fund is $10,000. The Company does not believe that any of its investments are impaired as of December 31, 2001. Investments were $2,748 and $1,962 as of December 31, 2001 and 2000, respectively, and are included in other non-current assets.

Property and Equipment—Property and equipment is carried at cost, except for assets under capital leases, which are recorded at the present value of future lease payments. Expenditures for major renewals, improvements and betterments are capitalized and minor repairs and maintenance are charged to expense as incurred. When assets are sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss from such disposition is included in operations.

Impairment of Long-Lived Assets—The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets, including goodwill, when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management believes that no long-lived assets were impaired as of December 31, 2001 and 2000.

Depreciation and Amortization—Depreciation and amortization are provided over the estimated useful lives of the related assets using the straight-line method. Equipment and furniture and fixtures typically have useful lives of three and five years, respectively. The useful life of leasehold improvements is the lesser of the lease term or 5 years.

Capitalized Software Costs—Certain development costs of the Company's software products are capitalized subsequent to the establishment of technological feasibility and up to the time the product becomes available for general release. Amortization is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of four years is assigned to capitalized software development costs. All costs of software program maintenance are charged to expense as incurred.

There were no capitalized software costs during 2001 and 2000. Total costs capitalized in 1999 were $1,081. Accumulated amortization was $2,393 and $1,951 as of December 31, 2001 and 2000, respectively. Amortization of capitalized software costs amounted to $442, $592 and $551 in 2001, 2000 and 1999, respectively. All capitalized software costs are written down to net realizable value when the carrying amount is in excess thereof. No write-downs were required for 2001, 2000 or 1999. At December 31, 2001 and 2000, the net capitalized software balance was $459 and $901, respectively.

Income Taxes—The Company accounts for income taxes following the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred tax assets or liabilities to be recognized for the estimated future tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities based on the enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income. Additionally, the benefits of utilizing net operating loss carryforwards and credit carryforwards are recognized to the extent management of the Company believes that it is more likely than not that the benefits will be realized in future periods.

Earnings per Share—The Company follows SFAS No. 128, "Earnings per Share," which requires presentation of two amounts, basic and diluted earnings (loss) per share.

Basic earnings (loss) per share has been calculated as net earnings (loss) divided by weighted-average common shares outstanding, while diluted earnings (loss) per share has been computed as net earnings (loss) divided by weighted-average common and diluted shares outstanding which includes the dilutive effect of stock options and warrants.

The following table provides a reconciliation of weighted-average common shares outstanding to weighted-average common and diluted shares outstanding (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Weighted-average shares outstanding	**25,707**	24,912	23,911
Dilutive effect of			
Warrants			41
Options	**617**		2,110
Total common and diluted shares	**26,324**	24,912	26,062

At December 31, 2001, potentially dilutive common stock equivalents include options to purchase 4,050,795 shares of common stock. All potentially dilutive common stock equivalents were excluded from the calculation of net loss per share for the year ended December 31, 2000, as their effect is anti-dilutive as a result of the net loss incurred for the period. Additionally, for the year ended December 31, 2000, the Company excluded e-PROFILE common stock, which is convertible into shares of Sanchez common stock, due to the net loss for the period. For the year ended December 31, 1999, there were no anti-dilutive common stock equivalents.

Recent Accounting Pronouncements—In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 was required to be adopted by no later than the fourth quarter of the year ending December 31, 2000; however, the Company adopted SAB No. 101 in June 2000. The Company's previous revenue recognition policy was in accordance with generally accepted accounting principles. In accordance with SAB No. 101, the Company changed its revenue recognition policy to recognize revenue from implementation services for e-PROFILE clients ratably over the expected term of the processing arrangement versus recognizing such revenue when the services were performed, due to a continuing involvement with e-PROFILE clients.

The adoption of SAB No. 101 on 1999 results was recorded as a cumulative effect of a change in accounting principle during the year ended December 31, 2000, resulting in an increase to net loss of $173, which represents the net effect of deferring implementation revenue and costs that were previously recognized in the fourth quarter of 1999. During the year ended December 31, 2000, the Company recognized revenue and net earnings of $1,806 and $173, respectively, which was previously recognized in 1999 and represents the entire cumulative effect of the change in accounting principle. Pro forma disclosure for the year ended December 31, 1999, present net income and earnings per share as if SAB No. 101 was in effect for all periods presented.

On June 29, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations consummated after June 30, 2001, be accounted for under the purchase method of accounting. SFAS No. 142 provides for the discontinuance of amortization of goodwill effective January 1, 2002, and establishes methodologies for determining the impairment of the carrying value of goodwill. Management is currently evaluating the methodologies for determining the impairment of the carrying value of goodwill. Any adjustments as a result of the new impairment tests will be recorded as a cumulative effect of a change in accounting principle effective January 1, 2002. The Company does not believe the effect of adopting this standard will be material.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 supercedes SFAS No. 121 and APB No. 30, "Reporting the Results of Operations – Reporting the

Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt SFAS No. 144 prospectively for the year ending December 31, 2002, however early application is permitted. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its financial condition or results of operations.

Fair Value of Financial Instruments—The Company believes that the fair value of its financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate fair value.

Reclassifications—Certain prior period amounts have been reclassified to conform to the current presentation.

(3) Acquisitions

Effective February 1, 1999, the Company acquired ArTech Financial Technology Services, LLC ("ArTech") in exchange for cash of $1 million, 71,428 shares of the Company's common stock and a two-year warrant to acquire 100,000 shares of the Company's stock. The acquisition of ArTech was accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired was approximately $1.3 million and was recorded as goodwill, which was being amortized over 10 years and is included in other non-current assets at December 31, 2001 and 2000. Amortization expense was $127, $127 and $117 for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization was $371 and $244 as of December 31, 2001 and 2000, respectively. Effective January 1, 2002, the Company will discontinue the amortization of this goodwill in accordance with SFAS No. 142.

The following table displays the net non-cash assets and liabilities that were acquired in 1999 in connection with the acquisition of ArTech:

Accounts receivable	$ 474
Prepaid expenses	30
Property and equipment	232
Goodwill	1,270
Accounts payable and accrued expenses	(843)
	1,163
Issuance of common stock	(664)
Net cash paid	$ 499

(4) Client Revenue Data and Concentration of Credit Risk

The following table summarizes the percentage of revenues from the Company's significant clients (listing those clients that exceed 10% in the applicable year):

	Year Ended December 31,		
Client	**2001**	2000	1999
A	**16%**	*	*
B	**10%**	*	*
C	*	11%	*
D	*	*	12%
E	*	*	10%

**Less than 10%*

At December 31, 2001 and 2000, the significant clients listed above accounted for $2,452 (or 10%) and $760 (or 4%) of combined net accounts receivable and contracts in process, respectively. The Company does not require its customers to provide collateral relative to accounts receivable balances.

Revenue derived from customers in various geographic regions is as follows:

	Year Ended December 31,		
	2001	2000	1999
U.S. and Caribbean	**$56,822**	$35,179	$26,898
Western Europe	**15,410**	16,482	14,882
Central Europe	**11,470**	9,466	9,643
Canada	**3,736**	4,362	4,186
Other	**1,345**	2,918	798
	$88,783	$68,407	$56,407

(5) Segments

The Company follows SFAS No.131, "Disclosure About Segments of an Enterprise and Related Information." The Company classifies its operations in two segments: Sanchez' software licensing business, including related service and maintenance, and the e-PROFILE outsourcing business. The Company evaluates the performance of its segments and allocates resources to them accordingly.

The table below summarizes the Company's business segments:

	Year Ended December 31,		
	2001	2000	1999
Revenues			
Sanchez	**$ 61,293**	$ 53,530	$ 50,622
e-PROFILE	**34,228**	20,190	7,293
Eliminations	**(6,738)**	(5,313)	(1,508)
Total	**88,783**	68,407	56,407
Earnings (loss) from operations			
Sanchez	**8,228**	4,807	9,979
e-PROFILE	**(4,478)**	(15,434)	(3,672)
Total	**$ 3,750**	$ (10,627)	$ 6,307

	December 31,	
	2001	2000
Total assets		
Sanchez	**$84,940**	$ 85,267
e-PROFILE	**34,210**	35,784
Eliminations	**(20,815)**	(25,731)
Total	**$98,335**	$ 95,320

(6) Accrued Expenses

	December 31,	
	2001	2000
Accrued compensation and related items	**$ 2,144**	$ 4,790
Accrued subcontractors	**548**	2,204
Other	**4,929**	4,939
Total	**$ 7,621**	$ 11,933

(7) Shareholders' Equity

The Board of Directors is authorized, subject to certain limitations and without Shareholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights and preferences of the shares in each series. No shares of preferred stock have been issued.

The 1995 Equity Compensation Plan provides for the issuance of a maximum of 7,360,000 shares of common stock upon the exercise of stock options, stock appreciation rights, and/or restricted stock awards. As of December 31, 2001, there are 1,527,952 shares available for future grant.

In May 1998, the Company's shareholders approved an Employee Stock Purchase Plan ("ESPP"). Under the ESPP, employees of the Company can purchase common stock through payroll deductions. A maximum of 600,000 shares are authorized for issuance under the ESPP. As of December 31, 2001, 209,394 shares have been purchased under the ESPP.

The Company applies APB 25 and related interpretations in accounting for option grants to employees and directors under its various stock option plans. The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been recognized consistent with SFAS No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been as follows:

	Year Ended December 31,		
	2001	2000	1999
Net earnings (loss)			
As reported	**$ 3,879**	$ (6,072)	$ 5,171
Pro forma	**(10)**	(9,625)	2,545
Basic earnings (loss) per share			
As reported	**.15**	(.24)	.22
Pro forma	**.00**	(.39)	.11
Diluted earnings (loss) per share			
As reported	**.15**	(.24)	.20
Pro forma	**.00**	(.39)	.10

The per share weighted-average fair value of stock options issued by the Company during 2001, 2000 and 1999 was $4.96, $8.66, and $10.70, respectively, on the date of grant using the Black-Scholes option-pricing model. The Company used the following weighted-average assumptions to determine the fair value of stock options granted: 2001 - expected dividend yield of 0%, risk-free interest rate of 3.97% to 4.99%, expected volatility of 75%, and an average expected life of five years. 2000 - expected dividend yield of 0%, risk-free interest rate of 4.97% to 6.31%, expected volatility of 50%, and an average expected life of five years; 1999 - expected dividend yield of 0%, risk-free interest rate of 5.25% to 6.55%, expected volatility of 50%, and average expected life of five years.

Generally, outstanding options vest over a two to four year period after the date of grant and expire 6-10 years after the date of grant.

Notes due on common stock purchases are interest bearing, full recourse demand notes. As of February 4, 2000, all stock option loans had been paid in full.

In May 1999, the Board of Directors declared a two-for-one stock dividend, with a record date of June 3, 1999, which has been accounted for as a stock split. All references to the number of shares and per share amounts have been restated to reflect the effect of the split.

A summary of stock option activity is as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**2,625,654**	**$ 12.14**	2,876,035	$ 9.75	3,218,830	$ 6.12
Options granted	**1,774,835**	**7.70**	727,200	16.94	577,400	21.18
Options exercised	**(127,953)**	**7.05**	(737,229)	5.84	(858,325)	3.89
Options cancelled	**(221,741)**	**14.94**	(240,352)	17.35	(61,870)	8.99
Outstanding at end of year	**4,050,795**	**$ 10.20**	2,625,654	$ 12.14	2,876,035	$ 9.75
Options exercisable	**1,928,696**		1,215,738		1,014,075	
Shares available for future grants	**1,527,952**		1,081,046		1,567,894	

The following summarizes information about the Company's stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding as of 12/31/01**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable at 12/31/01**	**Weighted-Average Exercise Price**
$ 0.835 to $ 7.425	518,294	5.16	$ 4.571	388,844	$ 3.621
7.470 to 8.690	1,948,273	5.66	7.744	491,826	8.078
9.844 to 13.313	885,828	3.74	10.566	736,677	10.473
15.563 to 19.094	491,350	5.40	15.635	163,915	15.635
27.000 to 42.375	207,050	4.44	32.946	147,434	31.909
$ 0.835 to $ 42.375	4,050,795	5.09	$ 10.201	1,928,696	$ 10.558

The Company granted options in its e-PROFILE subsidiary to Sanchez and e-PROFILE employees to purchase 262,050 and 946,200 shares of e-PROFILE's common stock during the year 2000 and 1999, respectively. The exercise prices range from $15 to $27.62 (weighted-average of $22.95) in 2000 and $10 to $15 (weighted-average of $12.87) in 1999. The options vest over 2 to 3 years and expire 5 to 8 years after grant date.

The Company entered into a consulting agreement effective November 8, 1999 under which the Company was required to pay a total of $3.3 million for consulting services, plus expenses. The services related to the development of the e-PROFILE business, including designing a model to scale the business, analyzing and prioritizing target client segments and markets, analyzing the Company's pricing model and designing performance metrics and measurement processes, providing management support and vendor assessments and certain marketing and other business development services. The fee was payable in cash plus e-PROFILE common stock. The number of shares to be issued was based on the initial public offering price of the e-PROFILE common stock, however, e-PROFILE's initial public offering was not consummated by November 1, 2000 and, as a result, the consultant exercised its right to require Sanchez to pay for the stock-based portion of the fee in shares of Sanchez common stock.

Accordingly, in November 2000, the company issued 181,483 shares of its common stock to the consultant with a fair value of $2,786. Total expenses under this agreement, including the cash portion, were allocated ratably to sales and marketing, product development and general and administrative expense based on the services performed under the agreement and the areas that benefited from the services.

During the year ended December 31, 1999, the Company recorded expenses totaling $551 for the fair value of warrants issued to customers and service providers to purchase 185,000 of e-PROFILE's common stock at exercise prices ranging from $10 to $15 (weighted-average of $14.32). The warrants are exercisable immediately on the grant date and have a term of 3 to 4 years. The fair value of the warrants was determined using the Black-Scholes option pricing model using volatility of 50%, the risk-free interest rate on the date of the grant and the contractual term of the warrant.

In March 2000, the Company sold 108,590 shares of e-PROFILE common stock for $27.62 per share to an accredited investor for cash of $3,000. In July 2000, the Company sold 108,980 shares of e-PROFILE common stock to an e-PROFILE customer for cash of $3,000, which represented the fair value of the stock based on cash transactions in the same class of stock with unrelated third-party financial investors. The Company also issued a warrant to the customer, which enabled the customer to purchase additional shares of e-PROFILE common stock in the event of an e-PROFILE public offering. There was no accounting for the warrant because there was no measurement date prior to an e-PROFILE public offering. Under the terms of the stock purchase agreements with the investor and the customer, the parties had the right to require the Company to issue shares of common stock equal to the purchase price divided by the average market price of the Company's common stock for 15 days prior to the anniversary of the closing. The investor exercised their conversion rights in the first quarter of 2001 whereby the Company issued 285,827 shares of its common stock in exchange for all of the shares of e-PROFILE common stock held by the parties. The customer exercised their conversion rights in the second quarter of 2001 whereby the Company issued 233,973 shares of its common stock in exchange for all of the shares of e-PROFILE common stock held by the parties. None of the e-PROFILE loss for the year ended December 31, 2000 was allocated to the minority stockholders because of their conversion rights.

(8) Income Taxes

The components of the income tax provision (benefit) are as follows:

	Year Ended December 31,		
	2001	2000	1999
Current taxes			
Federal	**$ 3,053**	$ 580	$ 1,587
State	**(31)**	152	346
Foreign	**(137)**	437	138
	2,885	1,169	2,071
Deferred taxes	**(1,205)**	(4,075)	198
Total provision	**$ 1,680**	$ (2,906)	$ 2,269

A reconciliation of the tax provision based on the federal statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31,		
	2001	2000	1999
Statutory tax provision (benefit)	**$ 1,890**	$ (2,994)	$ 2,529
State income taxes, net of federal income tax benefit	**(20)**	101	228
Foreign income taxes	**(137)**	437	138
Federal income tax credits			(138)
Foreign sales corporation	**(148)**	(536)	(510)
Other, net	**95**	86	22
Total	**$ 1,680**	$ (2,906)	$ 2,269

The tax effects of loss carryforwards, credit carryforwards, and temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,	
	2001	2000
Deferred tax assets (liabilities)		
Accounts receivable allowances	$ 414	$ 241
Accrued liabilities	738	1,619
Deferred product and service revenue	6,933	6,523
Deferred product and service expense	(4,972)	(4,431)
Capitalized software costs and intangibles	(82)	(306)
Net operating loss and credit carryforwards	2,424	566
Other	29	67
Net deferred tax asset	$ 5,484	$ 4,279

At December 31, 2001, the Company has a federal net operating loss carryforward of $6,329, which begins to expire in 2020 as well as tax credit carryforwards of $272.

(9) Commitments and Contingencies

The Company leases office facilities subject to operating leases. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2001 are as follows:

2002	$ 2,288
2003	1,837
2004	885
2005	614
2006	626
Thereafter	530
	$ 6,780

Rent expense for the years ended December 31, 2001, 2000 and 1999 was approximately $2,908, $2,279, and $1,566, respectively.

In February 2001, e-PROFILE filed for arbitration in response to 1stWebbankdirect's October 2000 termination of its processing agreement in connection with the consolidation of its e-banking platforms. e-PROFILE is seeking payment of all outstanding receivables from this customer ($1,350 at December 31, 2001), as well as certain fees due for minimum processing obligations. 1stWebbankdirect has counterclaimed and is seeking a refund of the implementation fees they paid for the project. The Company has not recognized implementation revenue or direct costs related to this contract through December 31, 2001, in accordance with SAB No. 101. A decision from the arbitration panel is expected in the second quarter of 2002.

During the fourth quarter of 2001, an unannounced client that was in the final stages of implementing an outsourced solution on the e-PROFILE platform notified us of their intent to discontinue their plans of launching a direct bank. As of December 31, 2001, e-PROFILE had a $2,871 receivable balance with this customer. e-PROFILE is seeking payment of all outstanding receivables from this customer as well as certain fees related to the customers termination of the relationship. In accordance with SAB No. 101, the Company has recognized a portion of the associated deferred revenue and costs during the period this client was live in a "friends and family" environment and prior to the client notifying the Company of their intent to discontinue their plans.

At this date, the Company is unable to estimate the amount of any potential gains or loss related to these contingencies.

(in thousands, except share and per share amounts)

(10) Related Party Transactions

The Company's administrative services agreement with Safeguard Scientifics, Inc., ("Safeguard"), a shareholder of the Company, which provided for payment, subject to achieving certain sales levels, of a maximum fee of $25 per quarter was terminated as of April 1, 2000. The Company expensed $25 and $100 for the years ended December 31, 2000, and 1999, respectively.

The Company entered into an agreement in 1999, with Devon Air Services, a charter airline company owned by Michael Sanchez, the Sanchez Chairman of the Board. During the years ending December 31, 2001, 2000 and 1999, the Company incurred expenses under this agreement of $191, $131 and $44, respectively.

During 2001, the Company loaned $130 to Mr. Todd Pittman, the Company's Chief Financial Officer, for the purchase of Company stock. The three-year loan, for which Mr. Pittman is personally liable, is secured by the Company stock purchased by Mr. Pittman, and bears interest at a rate of 4.63% per annum. In addition, during 2001 and the first quarter of 2002, the Company made two loans to Mr. Michael Sanchez, the Company's Chairman of the Board, which totaled $1,050. Mr. Sanchez is personally liable for these loans, which are secured by collateral. The loans to Mr. Sanchez bear interest at a rate of 3.58% per annum and 2.73% per annum. We were advised that Mr. Sanchez used a portion of the loan proceeds to partially repay certain indebtedness obtained for personal purposes and secured by his shares of Company stock. Mr. Sanchez' loans from the Company were ratified and approved by our board of directors, with Mr. Michael Sanchez and Mr. Frank Sanchez abstaining in such actions. All of these loans are full recourse loans.

(11) Profit Sharing Trust Plan

The Company maintains a Profit Sharing Trust Plan (the "Plan") which permits eligible participating members to contribute up to 20% of their gross earnings. The Company will typically make a contribution equal to 100% of the first 3%, which an employee contributes, subject to a statutory cap, and may also make additional voluntary contributions. The Company expensed $649, $531, and $371 related to the Plan during the years ended December 31, 2001, 2000 and 1999, respectively.

(12) Quarterly Financial Information (Unaudited)

The following table presents the unaudited quarterly financial information for the years 2001 and 2000:

	2001 Quarter Ended				2000 Quarter Ended			
	Mar 31	**June 30**	**Sept 30**	**Dec 31**	Mar 31	June 30	Sept 30	Dec 31
Quarterly results:								
Revenues	**$20,332**	**$23,640**	**$23,773**	**$21,038**	$13,306	$16,414	$18,667	$20,020
Earnings (loss) before income taxes	**1,267**	**1,469**	**1,292**	**1,531**	(5,244)	(2,930)	(1,580)	949
Net earnings (loss)	**849**	**984**	**1,015**	**1,031**	(3,565)	(2,166)	(1,074)	733
Basic earnings (loss) per share	**.03**	**.04**	**.04**	**.04**	(0.14)	(0.08)	(0.04)	0.03
Diluted earnings (loss) per share	**.03**	**.04**	**.04**	**.04**	(0.14)	(0.08)	(0.04)	0.03

Earnings per average common share calculations for each of the Company's quarters are based on the weighted-average number of shares outstanding in each quarter. Accordingly, the sum of the net earnings per share for each of the quarters in a fiscal year may not equal the actual year-to-date net earnings per average common share.

Report of Independent Public Accountants

To Sanchez Computer Associates, Inc.:

We have audited the accompanying consolidated balance sheets of Sanchez Computer Associates, Inc. (a Pennsylvania corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanchez Computer Associates, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2000, the Company changed its method of recognizing revenue.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 5, 2002

Statement of Management's Financial Responsibility

Management has prepared and is responsible for the integrity and objectivity of the consolidated financial statements and related financial information in this annual report. The statements are prepared in conformity with generally accepted accounting principles consistently applied. The financial statements reflect management's informed judgment and estimation as to the effect of the events and transactions that are accounted for or disclosed.

Management maintains a system of internal control. The system, which undergoes continual evaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data. In determining the extent of the system of internal control, management recognizes that the cost should not exceed the benefits derived. The evaluation of these factors requires estimates and judgment by management.

Arthur Andersen LLP was engaged to render an opinion as to whether management's financial statements present fairly, in all material aspects, Sanchez Computer Associates' Inc. financial condition and operating results in accordance with accounting principles generally accepted in the United States. The scope of their engagement included a review of the internal control systems, tests of the accounting records and other auditing procedures to the extent deemed necessary to render their opinion on the financial statements. Their report is presented herein.

The Board of Directors has appointed four of its non-employee members as an Audit Committee. The Committee meets periodically with management and the independent certified public accountants, who have free access to this Committee without management present, to discuss the results of their audit work and evaluation of the internal control structure and the quality of financial reporting.

Senior Vice President and Chief Financial Officer
Sanchez Computer Associates, Inc.

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock has been listed on the National Market System of Nasdaq under the symbol "SCAI" since it began trading on November 14, 1996. The following table sets forth, on a per share basis for the periods shown, the range of high and low sales price of the Company's common stock as reported by Nasdaq.

As of March 15, 2002, the Company had outstanding 26,008,420 shares of common stock held by approximately 11,100 shareholders including beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding Preferred Stock. To date, the Company has not paid any cash dividends on its common stock and does not expect to declare or pay any cash or other dividends in the foreseeable future.

	High	Low
Fiscal Year 2000:		
First Quarter	$59.563	$28.750
Second Quarter	35.125	13.750
Third Quarter	23.938	14.375
Fourth Quarter	20.500	8.000
Fiscal Year 2001:		
First Quarter	17.563	6.750
Second Quarter	14.850	6.438
Third Quarter	15.420	7.000
Fourth Quarter	$ 9.750	$ 6.500

BOARD OF DIRECTORS

Michael A. Sanchez
Chairman of the Board

Frank R. Sanchez
Chief Executive Officer

Joseph F. Waterman
President & Chief Operating Officer

Lawrence Chimerine
President,
Radnor International Consulting, Inc.

William M. Fenimore Jr.
Former Chief Executive Officer,
Integrion Financial Network

Frederick J. Gronbacher
Retired, former Chief Executive Officer,
PNC Consumer Bank

Alex W. Hart
Chief Executive Officer,
Hart and Associates

John D. Loewenberg
Managing Director,
JDL Enterprises

Thomas C. Lynch
Senior Vice President,
The Staubach Company

James R. Stojak
Retired, former Executive Vice President,
Citicorp Credit Services, Inc.

Gary C. Wendt
Chief Executive Officer,
Conseco

EXECUTIVE OFFICERS

Michael A. Sanchez
Chairman of the Board

Frank R. Sanchez
Chief Executive Officer

Joseph F. Waterman
President & Chief Operating Officer

Todd A. Pittman
Senior Vice President &
Chief Financial Officer

Eric Panepinto
President, Sanchez
e-PROFILE outsourcing

Doug Enns
Managing Director,
International Operations

Michael D. Harris
Senior Vice President,
Engineering

Richard Phillimore
Senior Vice President,
Marketing

Daniel W. Sollis
Senior Vice President,
Global Sales

Carl Sottosanti
Vice President &
General Counsel

John H. Teaford
Senior Vice President,
Strategic Alliances

ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 23, 2002
2 p.m. Eastern time
The Desmond Hotel & Conference Center
One Liberty Boulevard
Malvern, PA 19355

FORM 10-K

A copy of the company's Form 10-K is available without charge. To obtain a copy, contact the Sanchez Investor Relations Dept., or visit the Sanchez Web site at www.sanchez.com.

AUDITORS

Arthur Andersen LLP
Philadelphia, PA

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-851-9677

INVESTOR CONTACT

Greg Ryan
Investor Relations Officer
40 Valley Stream Parkway
Malvern, PA 19355 USA
610-578-4252 - phone
610-296-7371 - fax
greg.ryan@sanchez.com, or
ir@sanchez.com

ANNUAL REPORT CREDITS

Amanda Garber
Sanchez Annual Report Project Manager

Acme Design Group
Graphic Design

SPECIAL NOTES

Registered trademarks are proprietary to their respective manufacturers.

CORPORATE HEADQUARTERS

Sanchez Computer Associates, Inc.
40 Valley Stream Parkway
Malvern, PA 19355 USA
Tel: 1-610-296-8877
Fax: 1-610-296-7371

E-mail: info@sanchez.com
Web: www.sanchez.com
Investor Relations: ir@sanchez.com

OTHER U.S. OFFICES

Sanchez e-PROFILE Offices
500 Chesterfield Parkway
Malvern, PA 19355 USA
Tel: 1-484-595-4200
Fax: 1-484-595-4201

Sanchez Data & Operations Center
200 Northpointe Circle
Seven Fields, PA 16046 USA
Tel: 1-724-779-2300
Fax: 1-724-779-2495

U.S. West Coast Office
111 Deerwood Road, Suite 200
San Ramon, CA 94583 USA
Tel: 1-925-831-4865
Fax: 1-925-831-4864

OTHER LOCATIONS

International Headquarters
Murlain House
Union Street
Chester, United Kingdom CH1 1QP
Tel: 44-1244-347786
Fax: 44-1244-304377
E-mail: profile@eu.sanchez.com

Madrid, Spain
Paseo de la Castellana, 93 - 4°
28046 Madrid, Spain
Tel: 34-91-418-5082
Fax: 34-91-555-9957

Singapore
30 Raffles Place #23-00
Caltex House
Singapore 048622
Tel: 65-6233-6811
Fax: 65-6233-6906

Warsaw, Poland
ul. Lwowska 10 m.16
00-658 Warsaw, Poland
Tel: 48-22-625-4430
Fax: 48-22-625-3586

Amsterdam, The Netherlands
Coengebouw
Kabelweg 37
1014 BA,
Amsterdam, Netherlands
Tel: 31-20-5864-345
Fax: 31-20-5864-203

SANCHEZ™

CORPORATE HEADQUARTERS
Sanchez Computer Associates, Inc.
40 Valley Stream Parkway
Malvern, PA 19355 USA
Tel: 1-610-296-8877
Fax: 1-610-296-7371
www.sanchez.com